EXHIBIT 3.1

[SEAL]

DEAN HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada  89701-4299

(775) 684 5708

Website: secretaryofstate.biz

Certificate of Amendment

(Pursuant to NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporatoin

For Nevada Profit Corporation

(Pursuant to NRS 78.385 and 78.390 - After Issurance of Stock)

1.

Name of corporation: Xstream Beverage Network, Inc.

2.

The articles have been amended as follows (provide article numbers, if available).

ARTICLE IV - The number of authorized shares of capital stock of the Corporation is 250,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

This Certificate of Amendment shall not amend, alter or otherwise change any of the designations, rights and preferences of the Series A Preferred Stock as set forth in the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock filed by the corporation with the Secretary of State of Nevada on September 13, 2002 nor shall it amend, alter or otherwise change any of the designations, rights and preferences of the Series B Preferred Stock as set forth in the Certificate of Relative Rights and Preferences of the Series B Convertible Preferred Stock as filed with the Secretary of State of Nevada on July 30, 2004.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote of classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4.

Effective date of the filing (optional): Upon filing with the Secretary of State of the state of Nevada

5.

Officer Signature (required): /s/ Theodore Farnsworth

* If any proposed amendment would alter or change any preference of any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper filing fees may case this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.	Nevada Secretary of State AM 78.385
Amend 2003

Revised on: 11/03/03